

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

December 7, 2006

VIA FACSIMILE (972) 291-0715
Patricia Jordaan, Esq.
The Jordaan Law Firm
2911 Turtle Creek Blvd.
Dallas, Texas 75219
(972) 291-0715

> Re: Hartman Commercial Properties REIT
> Preliminary Consent Solicitation Statement filed by Allen R. Hartman and
> Hartman Management, L.P. on November 29, 2006
> File Number: 000-50256

Dear Ms. Jordaan:

We have reviewed your above-referenced filing and have the following comments.

Schedule 14A

1. In your future filings, please be mindful of your obligations under Rule 14a-9. In this regard, support for each statement of belief or opinion must be self-evident, disclosed in your filings or provided to the staff on a supplemental basis. Some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of Rule 14a-9 may include material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation. See Note to Rule 14a-9 under Regulation 14A. Examples of some of the statements in your filing that either should not be made in future filings, or must be supported, include, but are not limited to the following:

   - We believe that the current Board as constituted and the current management team, with James C. Mastandrea, as Chairman and CEO, are not the right trustees to manage The Hartman REIT;
   - We believe that the Mastandrea Board is not pursuing the most effective plan to protect and enhance your investment in The Hartman REIT; and
   - We believe that the long-term strategy formulated by the Hartman Parties is the better alternative to enhance your shareholder value.

Question: Why do you believe the Mastandrea Board is not the right leadership to manage the
Hartman REIT? Page 6

2. Please amend your disclosure throughout this section to identify the casual relationship
    between the question you pose and the "answers" you provide. For example, it is not
    clear how Mr. Mastandrea's serving as president and CEO of two public companies is a
    "conflict of interest" or a "breach of duties of loyalty and care" to shareholders. Explain
    how Mr. Mastandrea's compensation to serve as Paragon's officer and director makes
    him not the right leadership. Explain what a withdrawn registration statement has to do
    with your allegation of "failed strategy" at being a public company. Explain how the
    information regarding Paragon's shell status discredits Mr. Mastandrea and "his" board.

3. Provide us with support in a supplemental response as to the nature of the notification by
    Amex to Paragon described on page 7.

B, page 9

4. Amend your disclosure to provide support for your statement of belief that Mr.
    Mastandrea has tortiously interfered with the Hartman Parties' contractual relationships,
    breached existing agreements and exposed The Hartman REIT to significant legal
    liability." You should explain in detail what you mean even though support may be
    included or outlined in your counterclaim filed in litigation.

Question: What is your strategy going forward?
Continue Our Operating Strategy

5. Amend your disclosure to provide more details as to your proposed strategy of (1)
    focusing on Texas regionally, for example, identify particular areas within Texas or
    explain that this simply means limited to Texas, if true; (2) diversification by property
    type, identifying the types; and (3) conservative capital management.

6. We note your statement at the bottom of page 10 that "the current Board strategy has
    been to raid Hartman Management, breach contractual agreements and expose The
    Hartman REIT to material legal liability." Amend your filing to explain in detail what
    you mean by each allegation.

7. You state that you "believe the approval of [y]our Proposals will provide the Company
    with a Board that is better suited to take decisive steps to maximize shareholder value."
    Identify the plans of your nominees that would enable the board to "maximize
    shareholder value" and explain what exactly you mean by the term "maximize
    shareholder value." Further, clarify what actions the nominees would be taking with their
    election.

8. We note your statement on page 12 that "We believe the above information demonstrates that James Mastandrea's business history is tainted. Allen Hartman's history is one of excellent performance and distributions for all company shareholders." We do not believe that the information presented in this preliminary consent solicitation statement adequately supports either of these statements. Please revise your disclosure to clarify what you mean by "tainted" and "excellent" and provide detailed support for each statement. Alternatively, please remove the unsupported statements.

Form of Consent Card

9. Please mark your card as preliminary.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

-   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
-   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

*****

If you do not agree with a comment, then tell us why in your response. Your response letter should be uploaded to EDGAR with the form type label "CORRESP" and linked to the Exchange Act file number. Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers
and Acquisitions